Mail Stop 4561

June 15, 2006

Mr. Robert F. Gossett, Jr.
President, Treasurer and Secretary
Corporate Realty Income Fund I, L.P.
475 Fifth Avenue
New York, NY 10017

> **Re:** **Corporate Realty Income Fund I, L.P.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 0-15796**

Dear Mr. Gossett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005 & Form 10-Q for the quarter ended March 31, 2006

Item 9A & Item 4 – Controls and Procedures, pages 30 & 15

1.   Please revise your disclosure to state whether or not disclosure controls were "effective" rather than "adequate" as of the end of the period covered by the report.

Consolidated Statement of Operations, pages F-3 & 3

2.   Please revise the presentation of your Consolidated Statements of Operations to comply with the requirements of Rule 5-03 of Regulation S-X.

Form 10-K for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please have your auditor revise the report to refer to the "standards of the Public Company Accounting Oversight Board" rather than the "standards generally accepted by the Public Company Accounting Oversight Board."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief